NSAR Exhibit 77C: Matters submitted to a vote of Security Holders.

On July 30, 2015, the Shareholders of California Daily Tax Free Income Fund, Inc. (the “Fund”), unaniously consented to approve the Agreement and Plan of Liquidation and Dissolution of the Fund via Written Consent.